

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 7, 2007

<u>via U.S. mail and facsimile</u>
Mr. Terry C. Turner
Chief Executive Officer
Golden Eagle International, Inc.
9661 South 700 East
Salt Lake City, Utah 84070

> **Re:** **Golden Eagle International, Inc.**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed January 19, 2007**
> **File No. 0-23726**

Dear Mr. Turner

       We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We refer you to Note D of Schedule 14A regarding the circumstances in which companies may incorporate documents by reference to the Schedule 14A. We note that you have incorporated certain documents by reference. Based on the actions being submitted to shareholder vote at the special meeting, it is not apparent to us why you have attempted to incorporate such documents by reference. Please revise or advise.

<u>Proposal One</u>

2.   Please supplement your disclosure to specify whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

3.   We note your disclosure that "the availability of authorized but unissued shares …could make any attempt to gain control of us or our Board of Directors more difficult…" Please refer to Release No. 34-15230 and supplement your discussion regarding the possible anti-takeover effects of the increase in authorized shares. For example, please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: via facsimile
        Fred Layer, Esq.
        (561) 416-2855